To Our Shareholders:

  Although sales for the quarter were only 1% greater than the same quarter last year, net income increased from $170,000 to $522,000. This represents an increase of more than 200%. Working capital declined 23%, as we continue to lower inventory levels through our DFT initiative.

  Sales and earnings remain strong in our Power Distribution
Products Division. The Division has been actively involved with a major OEM, developing a variety of new products. We hope to be able to report more on this next quarter.

  Our Electronics Division was informed by Cisco Systems that we were being replaced by another supplier as a result of their major vendor reduction program. This program favored large multinational suppliers and resulted in Cisco reducing their number of electronic power supply resources from 15 to 5. The irony of this action is that we were told by Cisco that we had achieved their highest power supply vendor rating for quality and service. This business will begin to decline very rapidly in January.

  All efforts in the Division are focused on developing new business where design and manufacturing are at an even higher level of complexity. One new program that has emerged from these efforts is with Picker International. In September, the Division received an order for the power system used in their Magnetic Resonance Imaging (MRI) equipment. Deliveries are expected to begin next March.

The Aerospace Division recently passed a quality audit by Boeing to Level 6 of their quality standard D1-9000 Rev A. Level 6 approval indicates that Boeing has strong confidence in our quality system, needing little oversight by them. By way of comparison, there are 25 other major Boeing commercial suppliers in this region of the country, and we are one of only three having attained Level 6 status.

  Operationally, we had a good quarter and expect progress to continue. Our focus in all three business units is on new sales growth.


Robert J. McKenna
Chairman and CEO

November 6, 1998



_________________________________________________________________

ACME ELECTRIC CORPORATION
East Aurora, New York

    The following tables set forth certain unaudited financial information for the thirteen-week periods ended October 3, 1998, and September 27, 1997 (in thousands, except for per share data):

                                       BALANCE SHEET

                              10/03/98    09/27/97     06/30/98
                              --------    --------     --------
Current Assets                 $24,563     $29,087     $27,106
Fixed Assets and Other - Net    18,203      20,279      18,389
                                ------      ------      ------
  Total                        $42,766     $49,366     $45,495
                                ======      ======      ======

Current Liabilities            $11,117     $11,607     $11,864
Long-Term Debt                  12,028      21,085      14,556
Shareholders' Equity            19,621      16,674      19,075
                                ------      ------      ------
  Total                        $42,766     $49,366     $45,495
                                ======      ======      ======

                                      INCOME STATEMENT

                              13 Weeks    13 Weeks      F/Y
                               Ended       Ended       Ended
                              10/03/98    09/27/97    06/30/98

                              --------    --------    --------

Net Sales                      $22,378     $22,179     $90,916
Net Income                        $522        $170      $2,529
Net Income Per Common Share:
  (Basic and Diluted)             $.10        $.03        $.50

Weighted Average Number of Shares
  Outstanding Used to Compute
  Income Per Common Share:
    Basic                        5,054       5,042       5,046
    Diluted                      5,068       5,052       5,060

Company news is available by FAX:  dial 1-800-758-5804 and input
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